Exhibit 99.1

2018-04-24

PRESS RELEASE

Notification from Oasmia Pharmaceutical AB

Uppsala, Sweden, April 24, 2018 – Oasmia Pharmaceutical AB hereby issues a notification regarding the issuance of the agenda for EMA’s CHMP meeting April 23 – 26. Instead of the announced oral explanation, Oasmia will respond to outstanding issues in writing following a 30-day clock stop.

Link to the agenda:

http://www.ema.europa.eu/docs/en_GB/document_library/Agenda/2018/04/WC500247822.pdf

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.00 CET on April 24, 2018.